

aKB

17016596

SI

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA - SUITE 1706
(No. and Street)

NEW YORK (City) NY (State) 10124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 AVE OF THE AMERICAS, NY NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew Johan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC SECURITIES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JOSEPH M BELLIVEAU
NOTARY PUBLIC STATE OF NEW YORK
DUTCHESS COUNTY
LIC. #01BE6219714
COMM. EXP. 10/19/2017

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arctic Securities LLC

Financial Statements
and
Supplementary Information
Confidential Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934

December 31, 2016

PUBLIC DOCUMENT

Arctic Securities LLC
Table of Contents
December 31, 2016



RSM US LLP

Report Of Independent Registered Public Accounting Firm

To the Board of Directors
Arctic Securities LLC

We have audited the accompanying statement of financial condition of Arctic Securities LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Arctic Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 28, 2017

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

ASSETS:		
Cash and cash equivalents	$	182,759
Due from clearing broker		377,625
Receivable from Parent, Net		905,716
Due from employee		7,741
Prepaid Expenses and other assets		65,214
Deferred Compensation-Bonus		791,911
Office Equipment and furniture net		162,816
TOTAL ASSETS	$	2,493,782

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued Expenses	$	218,150
Interest Payable		32,194
Deferred Rent		27,226
TOTAL LIABILITIES		277,570
COMMITMENTS		
Subordinated Loans		1,450,000
MEMBER'S EQUITY		
Member's Equity		766,212
TOTAL MEMBER'S EQUITY		766,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,493,782

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash

The Company maintains cash balances at one financial institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its cash.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement and activities. The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(f) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such commission receivable outstanding. As of December 31, 2016, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(g) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $52,301 as of December 31, 2016.

Computer Equipment	138,564
Office Furniture	66,272
Leasehold Improvement	10,281
Accumulated Depreciation	(52,301)
	162,816

(h) Deferred Rent

The Company recognizes the benefit of free rent periods as deferred rent and amortizes the benefit on a straight line basis, over the life of the lease.

(i) Share Based Compensation

The Company provides certain incentive compensation awards to its employees in the form of options to purchase shares in the Parent company, (Share Options). The Company accounts for the Share Options in accordance with the provisions of the Accounting Standards Codification Topic 718, whereby the cost of such awards are measured based on the fair value of the equity or liability instrument issued on the grant date using a Black-Scholes based option pricing model. The Company records compensation expense within the accompanying statement of operations reflecting the number of awards that are expected to vest. Such expense is adjusted to reflect the awards that do ultimately vest. At December 31, 2016, Share Options outstanding (in Units) are as follows:

		Weighted Average	
	Granted	Exercise Price	Remaining Contractual Term
Shared Options December 31, 2015	16,915	NOK 800	2.25 Years
Granted during 2016	1,500	NOK 1000	1.41 Years
Vested Units	-	-	-
Exercised	-	-	-
	18,415	NOK 816	2.18 Years

Fair value of share options granted in 2016 were estimated using the following assumptions:

Risk Free Interest Rate	3.00%
Expected Dividend Yield	0.00%
Expected Volatility	40.00%

(j) Deferred Compensation

The Company paid sign on bonuses to certain key employees. In accordance with Accounting Standards Codification Topic 710, such amounts are recorded as part of Deferred Compensation and amortized over the contract period, which is three years.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The Company has a fully disclosed clearing agreement with ICBC to clear and settle transactions in U.S. equities, ADR's and fixed income securities. The commission receivable from the broker consists of commissions earned net of execution charges and amounts payable for securities traded on behalf of customers.

Receivable from clearing broker at December 31, 2016 consists of the following:

Deposit at clearing broker	250,000
Fees and commissions receivable	127,625
	$377,625

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company's net capital of $315,008 which was $65,008 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.86 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is owed $932,276 by its Parent entity and the Company owes the Parent $26,560.

The Company shares research fees with The Parent. In 2016 it received $243,154 in such fees.

The Company also received from The Parent, Commission Bond Income that totaled $245,797.

The Company booked an Investment Banking Fee that was facilitated by The Parent in the amount of $580,000 and a Placement Fee in the amount of $319,219. Both of these amounts were due and owing as of December 31, 2016 and is included in receivable from Parent on the statement of financial condition.

NOTE 6 – COMMITMENT

The Company is obligated under an operating lease for office space in NYC, NY which expires August 28, 2020.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2017	$ 257,459
2018	257,459
2019	257,459
2020	171,639
	$ 944,016

NOTE 6 – COMMITMENT (CONTINUED)

Rent expense for the year ended December 31, 2016 amounted to $252,497. At December 31, 2016, the Holding Company maintained an irrevocable letter of credit of $164,268 on behalf of the Company in connection with the security deposit required under the office lease.

On November 28, 2016 the Company entered into an office lease in Houston, Texas, which has a commencement date of February 1, 2017.

Future minimum annual lease payments under this operating lease are as follows:

Years Ending December 31,	
2017	$ 20,032
2018	22,342
2019	22,875
2020	1,909
	$ 67,158

NOTE 7 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2016, are listed as follows:

Subordinated note, 5%, due May 17, 2019	$700,000
Subordinated note, 5%, due September 21, 2019	$750,000
	$1,450,000

The subordinated borrowings are with related parties and had an initial term of three years. The subordinated borrowings and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements which are due on May 17th and September 21st, 2019.

NOTE 8 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

NOTE 8 – INCOME TAXES (CONTINUED)

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $3.3 million The deferred tax asset of $1.3 million is available for use against future federal, state and city taxes and will expire in the year 2035 to 2036. The Company's federal and state income tax returns for the years 2015 and 2016 remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 9 – MEMBER'S EQUITY

On January 29, 2016 the Parent invested an additional $500,000 into the Company in exchange for 50,000 units of interest in the company, each valued at $10 per unit, which is the stated value for such units.

As of December 31, 2016, the Company had issued and outstanding 360,000 units of interest for an aggregate value of $3,600,000.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018.

In February 2016, the FASB ASU 2016-02 *Leases* (Topic 842) issued amended guidance on the accounting for leases. The guidance requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP. The guidance retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under previous GAAP. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not changed significantly from previous GAAP.

NOTE 10 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

For operating leases, a lessee is required to do the following: (a) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the Statement of Financial Condition, (b) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis, and (c) classify all cash payments within operating activities in the statement of cash flows.

The guidance is effective for fiscal periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the impact of the amended guidance on the Statement of Financial Condition.

NOTE 11 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.

The Company entered into a subordinated loan with the Parent on February 1, 2017 in the amount of $2,500,000 at an interest rate of 5% and a 3 year maturity. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements which are due on February 3rd, 2020.

The financial statement considered events through February 27, 2017, the date on which the financial statement was available to be issued.